================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005
                        Commission File Number: 333-13878

                          -----------------------------

                               CANWEST MEDIA INC.
                 (Translation of registrant's name into English)

                          -----------------------------

                                 3100 TD CENTRE
                               201 PORTAGE AVENUE
                               WINNIPEG, MANITOBA,
                                 CANADA R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F [X]                            Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________________.

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes [ ]                                      No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

      This report on Form 6-K and the information included herein is hereby incorporated by reference into Amendment No. 1 to the registrant's registration statement on Form F-3 filed on February 26, 2004, SEC File Number 333-109123, and the prospectus included therein, and is considered a part of such prospectus from the date of submission of this report on Form 6-K.

================================================================================

      CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
      INTERIM REPORT TO SHAREHOLDER

      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2005

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

CanWest is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising and Internet websites in Canada, Australia, New Zealand and Ireland. In each of our markets we seek to develop a broad media platform that provides us with the ability to provide a multimedia product offering to our customers. Our diversification within the Canadian market and internationally has contributed to the stability of our overall results.

On November 18, 2004, 3815668 Canada Inc. amalgamated with old CanWest Media, its wholly owned subsidiary, to form a new company that also is named CanWest Media Inc. CanWest Media Inc. and its two predecessor companies are wholly owned subsidiaries of CanWest Global Communications Corp. This analysis reflects the consolidated financial position and consolidated results of operations of 3815668 Canada Inc. for all periods prior to November 18, 2004.

Effective May 31, 2004 for U.S. GAAP and effective September 1, 2004 for Canadian GAAP, we began consolidating the results of TEN Group in accordance with the requirements of new accounting pronouncements. The change has been applied retroactively with restatement of prior periods. The effect of this change is significant and is fully described in note 1 to our audited consolidated financial statements for the year ended August 31, 2004.

The following discussion applies to our results as revised for the consolidated TEN Group.

This interim discussion should be read in conjunction with the Management Discussion and Analysis for the year ended August 31, 2004.

KEY FACTORS AFFECTING SEGMENT REVENUES AND OPERATING INCOME

TELEVISION BROADCAST

We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two recently launched radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes our interest in TEN Group Pty Limited ("TEN Group"), which owns and operates TEN Television Network ("Network TEN").

We generate the majority of our television broadcast revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television broadcast revenues less predictable than our publishing revenues.

Following a 7% decline in fiscal 2004, Canadian television advertising revenues increased by 3% for the six months ended February 28, 2005, compared to the same period in fiscal 2004. The revenue decrease in fiscal 2004 reflected a slight reduction in television advertising purchases in general as well as loss of market share resulting primarily from reduced ratings performance. The advertising sales increases in the first half of fiscal 2005 were led by strong increases in sales in the packaged goods sector somewhat offset by decreases in the automotive and entertainment sectors. For the remainder of fiscal 2005, we expect a slight growth in revenues relative to the prior year, as our ratings continue to constrain our revenue growth.

Our Australian television broadcast segment recorded a 12% increase in revenues in the first half of fiscal 2005 compared to the same period in the prior year, driven by Network TEN's strong ratings performance in a continuing strong television advertising market. Local currency revenues of 15% were partially offset by the weakening of the local currency relative to the Canadian dollar. For the remainder of fiscal 2005, we expect Network TEN to continue its growth relative to prior years but at a lower growth rate than in the first half of the year reflecting recent small declines in ratings. Our New Zealand television broadcast segment also continued to perform well in the first half of fiscal 2005, recording a 13% revenue increase that reflected an 11% increase in local currency revenues driven by improved audience share at 3 and C4 networks in a strong advertising environment, and the effect of the strengthening local currency relative to the Canadian dollar, which contributed an additional 2%. We expect revenue growth for the remainder of fiscal 2005 to reflect growth similar to that achieved in the first six months. In our Irish television segment, first half revenues showed growth of 11% compared to the same period in the prior year.

Our principal television broadcast operating expenses are programming costs and employee salaries. In our Canadian television segment, operating expenses increased by 6% in the first half of fiscal 2005 compared to the same period in the prior year, primarily as a result of increased programming and promotion costs. We expect this trend to continue in Canada throughout fiscal 2005 as we continue to invest in our program schedule. In Australian television, segment operating expenses for the first half of fiscal 2005 increased by 3% overall, driven by a 6% local currency increase compared to the same period in the prior year, primarily reflecting increased programming costs. In New Zealand television, segment operating expenses in the first half of fiscal 2005 increased by 8% overall, driven by a 5% local currency increase compared to the same period in the prior year, primarily as a result of increased programming costs. We expect that the trend in the first six months of the fiscal year will continue for the remainder of fiscal 2005. In Irish television, segment operating expenses increased 7% compared to the same period in the prior year.

PUBLISHING AND ONLINE

Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

Combined advertising and circulation revenues for our newspapers were 6% higher in the six months ended February 28, 2005 as compared to the same period in fiscal 2004. The advertising increase for the six months resulted from increases in pricing as lineage was slightly reduced from the prior year. For the remainder of fiscal 2005, when compared to the same period in the prior year, we expect moderate growth in revenue reflecting price increases with the lineage remaining relatively flat. Circulation revenues were flat in the six months ended February 28, 2005 as compared to the same period in the prior year as declines in circulation were offset by higher per copy revenue. We expect that circulation revenues, which make up approximately 20% of total newspaper revenues, will remain flat in the remainder of fiscal 2005 and that slight declines in newspaper circulation will be somewhat offset by gaining paid circulation from our electronic editions, which were launched in all of our major markets in fiscal 2004, and maintaining a higher per copy revenue.

Our principal operating expenses in the publishing and online segment are salaries, newsprint and distribution expenses. Segment operating expenses increased by 3% in the six months ended February 28, 2005, primarily as the result of increased payroll costs. Our newsprint expense for the six months ended February 28, 2005 decreased by approximately 4% as a result of reduced pricing and a reduction in consumption. As a result of the strong Canadian currency we expect our newsprint expense to remain relatively constant in fiscal 2005.

RADIO BROADCAST

Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our radio broadcast segment revenues in the first half of fiscal 2005 increased 8% overall, driven by a 6% local currency increase compared to the same period in the prior fiscal year, reflecting strong growth in radio advertising expenditures in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 2% increase for the six months. We expect revenues in local currencies to continue to increase during 2005, bolstered by the addition of new FM frequencies acquired in fiscal 2004 and 2005.

The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Segment operating expenses in the first half of fiscal 2005 increased 9% overall, driven by a 7% increase in local currency expenses compared to the same period in fiscal 2004 and an additional 2% as a result of the strengthened New Zealand currency.

OUTDOOR ADVERTISING

Our outdoor advertising segment consists of TEN Group's wholly owned subsidiary, Eye Corp. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.'s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.'s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.'s displays. Segment revenues increased by 43% in the first half of fiscal 2005 compared to the same period in the prior year, in part reflecting Eye Corp.'s acquisition of the remaining 50% interest in its Eye Shop subsidiary. Another driver was airport terminal advertising sales have increased with increased air travel and increases in rates and inventories. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses have decreased to 76% as a percentage of revenues for the six months ended February 28, 2005 from 82% from the same period in fiscal 2004. We expect that growth in revenues and expenses of our outdoor advertising segment will continue at approximately the same rate for the remainder of fiscal 2005.

FOREIGN CURRENCY EFFECTS

Our Australia, New Zealand and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar and the New Zealand dollar and the Euro respectively. A decline in the value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the value of the Canadian dollar has the opposite effect. During the first half of fiscal 2005, the Canadian dollar appreciated against the Australian dollar by 3%, and declined against the New Zealand dollar by 2%. The Canadian dollar/Euro rate remained relatively constant for the period.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The only change to the Company's accounting policy was implemented in the first quarter and is related to the implementation AcG-15 "Consolidation of Variable Interest Entities" where the Company has consolidated the operations of the TEN Group. For a summary of all of our significant accounting policies, see note 1 to our audited consolidated financial statements and note 1 to our unaudited interim consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective September 1, 2004, we have adopted the provisions of The Accounting Standards Board of the Institute of Chartered Accountants of Canada, AcG-15, Consolidation of Variable Interest Entities. We have determined that we are the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15, we have consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, we accounted for our investment in TEN Group using the equity method. The impact of the consolidation of the TEN Group on the August 31, 2004 balance sheet is disclosed in note 1 to the interim consolidated financial statements. As at August 31, 2004 we held a 56.6% economic interest in TEN Group (57% at August 31, 2003, 57.5% at August 31, 2002). The interest held by the 43.4% minority is classified in minority interests (43% at August 31, 2003, 42.5% at August 31, 2002). There was no impact on shareholder's equity.

We began consolidating TEN Group under U.S. GAAP on a prospective basis effective May 31, 2004, based on substantially the same analysis under FIN 46R - Consolidation of Variable Interest Entities. See note 22 to our audited consolidated financial statements.

OPERATING RESULTS

INTRODUCTORY NOTE

- Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 10 to our interim consolidated financial statements for the three and six months ended February 28, 2005. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

- Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles
      (GAAP). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure is set forth below under "Reconciliation of Non-GAAP Financial Measures" section of this report.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED FEBRUARY 28, 2005

The following is a table of segmented results for the three months ended February 28, 2005 and February 29, 2004. See note 10 to our interim consolidated financial statements:

                                                               Segment operating
                                        Revenue                     profit
                                  ---------------------      ----------------------
                                   2005         2004          2005         2004
                                   $000         $000          $000         $000
                                             Revised(1)                  Revised(1)
Operating Segments
Publishing and Online - Canada    289,467      286,302        54,930      56,573
                                  -------      -------       -------     -------
Television
Canada                            163,718      160,977        25,671      29,958
Australia-Network TEN             154,573      144,106        58,773      49,787
New Zealand                        23,104       21,563         2,119       3,052
Ireland                             8,461        7,759         2,284       2,162
                                  -------      -------       -------     -------
Total television                  349,856      334,405        88,847      84,959

Radio - New Zealand                24,412       23,108         8,110       7,930
Outdoor-Australia                  24,918       18,050         4,904       2,257
Corporate and other                     -            -        (8,095)     (8,224)
                                  -------      -------       -------     -------
Total                             688,653      661,865       148,696     143,495
                                  =======      =======       =======     =======

(1) See note 1 to our interim consolidated financial statements

CONSOLIDATED RESULTS

Revenues. Consolidated revenues increased by $27 million or 4% to $689 million for the three months ended February 28, 2005 from the consolidated revenues of $662 million for the same period in fiscal 2004. Revenues for the second quarter reflected solid increases in revenues from international media operations, a 2% increase in Canadian television revenues and a 1% increase in Canadian Publishing and Online revenues.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $22 million or 4% to $540 million. This increase reflects expense increases in all operations.

Operating income before amortization. Consolidated operating income before amortization increased by 4% to $149 million for the three months ended February 28, 2005 from $143 million for the same period last year. The increase in operating income before amortization reflected significant increases for international media operations that were partially offset by a decrease in operating income from the Canadian media operations.

Amortization. Amortization of intangibles was $5 million in the second quarter of both fiscal 2005 and 2004. Amortization of property and equipment was $23 million in the second quarter of both fiscal 2005 and 2004.

Financing Costs. Interest expense was $61 million for the three months ended February 28, 2005 compared to $86 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities to date in fiscal 2005 and in fiscal 2004.

Interest Rate and Foreign Currency Swap Losses. For the three months ended February 28, 2005, we recorded a $23 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired. This compared to a loss of $17 million for the second quarter of fiscal 2004.

Foreign Exchange Gains. We recorded net foreign exchange gains of $9 million in the three months ended February 28, 2005. This reflects gains on repayment of US dollar denominated debt net of a $2 million loss that arose on the translation of a portion of our U.S. debt which is not hedged.

Investment gains and losses. For the three months ended February 28, 2005, we recorded investment loss of $2 million, compared to a gain of $1.5 million for the same period the previous year. The loss in 2005 was primarily related to a loss on disposition of non-core assets. The gain in 2004 related to TEN Group issuing shares which effectively diluted the Company's economic interest to 56.6% and resulted in an investment gain of $1.5 million.

Income Taxes. Our income tax recovery was $1 million for the three months ended February 28, 2005, compared to $3 million in the same period of fiscal 2004. The negative effective tax rate of 2% was below the Company's statutory rate of 35% as a result of the impact of international tax rates which were lower than Canadian tax rates, as well as the impact of (i) a $5.0 million recovery related to the resolution of an uncertain tax position and a related $2.4 million tax adjustment and (ii) a $6.5 million reduction in income tax expense due to adjustments made based on comparison of final amounts included on our tax returns to the related accounting provisions . Of the total $13.9 million recovery, $7.0 million related to earnings of periods prior to fiscal 2005. However, because we have determined that these adjustments are not material to the reported results, we have included the full amount in current year's earnings.

Minority Interests. For the three months ended February 28, 2005 we recorded minority interests charges related to the 30% minority interests in MediaWorks
(NZ) and the 43.6% minority interests in TEN Group of $1 million and $17 million, respectively. The minority interests charge related to TEN Group increased by 21% as compared to the $14 million charge for the same period in fiscal 2004 as a result of TEN Group's increased net earnings. There was no minority interests charge related to CanWest MediaWorks (NZ) for the second quarter of fiscal 2004 because it was wholly owned to July 2004.

Net Earnings. Our net earnings for the three months ended February 28, 2005 were $23 million compared to a net loss of $416 million for the three months ended February 29, 2004.

SEGMENTED RESULTS

Publishing and Online

- Revenue. Publishing and Online revenues for the second quarter of 2005 were $289 million compared to revenues of $286 million in same period the previous year. Advertising revenues increased by 2% for the second quarter reflecting increased rates as well as increased volumes. While circulation numbers declined by 3%, circulation revenue remained constant as a result of increased revenue per copy. Circulation comprised approximately 20% of total revenues for the newspaper group for the second quarter, a decline from 21% for the same period for the prior year.

- Operating expenses. Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $5 million, or 2%, to $235 million from $230 million. This reflected normal salary escalations, the increased cost of management compensation and increases in administrative costs. Newsprint, ink and outside printing expenditures were 6% less in the three months ended February 28, 2005 than in the same period the prior year, reflecting a decrease in our cost of newsprint as well as reduced consumption.

- Segment operating profit. As a result of increased revenues offset by increased operating costs, our Publishing and Online operations had a decrease of $2 million, or 3%, in segment operating profit to $55 million for the three months ended February 28, 2005 compared to $57 million for the same period last year.

Canadian Television

- Revenues. In total, revenues from our Canadian Television operating segment of $164 million were $3 million or 2% higher than the $161 million recorded in the same period in fiscal 2004. This reflected a 2% increase in advertising revenues as well as increases in subscription revenues from our specialty television operations.

      Our conventional television revenues for the second quarter were 2% above the prior year as a result of increased advertising sales. This represents a small but significant turnaround from the results of the prior year where revenues for the year were 7% lower than in fiscal 2003. For the remainder of 2005, we expect a slight growth in revenues relative to the prior year, as our ratings continue to constrain our revenue growth.

      Revenues from our digital specialty channels increased by 64% to $4 million in the second quarter of fiscal 2005 compared to the same period in fiscal 2004. This reflects increases in advertising and subscriber revenues as well as the effect of proportionately consolidating our 50% interest in Mystery, which was previously equity accounted. Our digital specialty channels achieved subscriber growth of 15% in the quarter, increasing subscriptions to 8.5 million subscribers.

- Operating expenses. Operating expenses (including selling, general and administrative expenses) of $138 million at Canadian Television operations were $7 million, or 5%, higher than in the same period the prior year primarily the result of increased programming and promotion expenses and compensation cost increases associated with our new management structure.

- Segment operating profit. Canadian television segment operating profit of $26 million for the second quarter of fiscal 2005 was less than the $30 million for the same period in fiscal 2004.

Australian Television

- Revenues. Segment revenues increased by 7% to $155 million for the three months ended February 28, 2005, from $144 million during the same period in the prior year. In local currency, revenues increased 12%, reflecting TEN's strong rating performance in a quarter in a continuing strong television advertising environment.

- Operating expenses. Segment operating expenses increased 2% to $96 million for the three months ended February 28, 2005 compared to $94 million for the same period in fiscal 2004, reflecting increased programming costs.

- Segment operating profit. Segment operating profit increased by 18% to $59 million for the second quarter of 2005, compared to $50 million in the same period in fiscal 2004.

New Zealand Television

- Revenues. Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 7% to $23 million for the second quarter of fiscal 2005 from $22 million for the same period in fiscal 2004, reflecting improved audience share in a strong advertising environment. There was a nominal change in the New Zealand currency when compared to the same fiscal period last year and as a result had no impact on the change in revenue when translated to Canadian dollars.

- Operating expenses. Operating expenses increased by 13% to $21 million for the second quarter of fiscal 2005 from $19 million, as a result of increased programming expenses, which includes costs related to the development and start up of a new weeknight current affairs program - Campbell Live - and the re-launch of 3 News.

- Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $2 million, a $1 million or 31% decrease from the results recorded in the second quarter of 2004.

Irish Television

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 9% to $8 million in the second quarter of fiscal 2005 compared to the second quarter of fiscal 2004. Our share of TV3's segment operating profit increased by 6% to $2 million as compared to the same period in fiscal 2004.

New Zealand Radio

CanWest RadioWorks continued its steady performance, increasing revenues and segment operating profit for the three months ended February 28, 2005. Revenue grew by 6% to $24 million from $23 million during the second quarter of the previous year. Segment operating profit grew by 2% to $8.1 million for the three months ended February 28, 2005 from $7.9 million for the same period the previous year.

Outdoor Advertising

Segment revenues increased by $7 million, or 38%, to $25 million for the three months ended February 28, 2005 from $18 million for the second quarter in fiscal 2004. This increase reflected 44% growth in revenue in local currency. Our segment operating profit from TEN's Outdoor Advertising operations increased by $3 million to $5 million as compared to the second quarter in fiscal 2004 driven by Eye Corp.'s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005

The following is a table of segmented results for the six months ended February 28, 2005 and February 29, 2004. See note 10 to our interim consolidated financial statements:

                                                           Segment operating
                                         Revenue                profit
                                  ----------------------  --------------------
                                    2005        2004        2005      2004
                                    $000        $000        $000      $000
                                              Revised(1)            Revised(1)
Operating Segments
Publishing and Online - Canada      615,226     601,403   140,300    139,726
                                  ---------   ---------   -------    -------
Television
Canada                              363,999     352,229    81,163     86,128
Australia-Network TEN               401,424     357,066   178,965    142,137
New Zealand                          58,855      51,944    16,796     12,913
Ireland                              19,782      17,619     7,254      5,886
                                  ---------   ---------   -------    -------
Total television                    844,060     778,858   284,178    247,064

Radio - New Zealand                  48,175      44,466    15,995     15,017
Outdoor-Australia                    53,822      37,742    12,697      6,624
Corporate and other                       -           -   (14,869)   (14,537)
                                  ---------   ---------   -------    -------

Total                             1,561,283   1,462,469   438,301    393,894
                                  =========   =========   =======    =======

(1) See note 1 to our interim consolidated financial statements.

CONSOLIDATED RESULTS

Revenues. Consolidated revenues increased by $99 million or 7% to $1,561 million for the six months ended February 28, 2005 from the consolidated revenues of $1,462 million for the same period in fiscal 2004. Revenues for the six months reflected solid increases in revenues from international media operations, a 3% increase in Canadian television revenues and a 2% increase in Canadian Publishing and Online revenues.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $54 million or 5% to $1,123 million. This increase reflects expense increases in all operations.

Operating income before amortization. Consolidated operating income before amortization increased by 11% to $438 million for the six months ended February 28, 2005 from $394 million for the same period last year. The increase in operating income before amortization reflected significant increases for international media operations.

Amortization. Amortization of intangibles increased to $10 million in the first six months of fiscal 2005 from $9 million for the first six months of fiscal 2004. Amortization of property, plant and equipment was $45 million in the first six months of both fiscal 2005 and 2004.

Financing Costs. Interest expense was $134 million for the six months ended February 28, 2005 compared to $174 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities to date in fiscal 2005 and in fiscal 2004.

Interest Rate and Foreign Currency Swap Losses. For the six months ended February 28, 2005, we recorded a $67 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired. This compared to a loss of $16 million for the six months of fiscal 2004.

Foreign Exchange Gains. We recorded net foreign exchange gains of $20 million in the six months ended February 28, 2005 compared to $5 million for the same period in fiscal 2004. $3 million of this gain arose on the translation of a portion of our U.S. debt which is not hedged. The balance primarily represents gains on settlement of US dollar denominated debt.

Investment gains and losses. For the six months ended February 28, 2005, we recorded an investment loss of $54,000 , compared to an investment gain of $1.7 million for the same period the previous year. This reflects dilution gains on the exercise of stock options at TEN Group offset by losses on disposal of non-core assets. The gain in 2004 related to TEN Group issuing shares which effectively diluted the Company's economic interest to 56.6% and resulted in an investment gain of $1.7 million.

Loss on debt extinguishment. During the first quarter, we completed an exchange offer and concurrent debt offering through which we settled our $904 million 12 1/8% Fixed Rate Subordinated Debentures due 2010 by issuance of $908 million (US$761 million) of 8% Senior Subordinated Notes due 2012. The fair value of the new debt on its settlement date was determined to be $944 million. The excess of fair value of the new debt over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the six months ended February 28, 2005 as a loss on debt extinguishment of $44 million. This refinancing is expected to reduce cash interest expense by approximately $40 million per year.

Income Taxes. Our income tax expense was $36 million for the six months ended February 28, 2005, compared to $28 million in the same period of fiscal 2004. The effective tax rate of 24% was below the Company's statutory rate of 35% as a result of the impact of international tax rates which were lower than Canadian tax rates, as well as the impact of (i) a $5.0 million recovery related to the resolution of an uncertain tax position and a related $2.4 million tax adjustment and (ii) a $6.5 million reduction in income tax expense due to adjustments made based on comparison of final amounts included on our tax returns to the related accounting provisions . Of the total $13.9 million recovery, $7.0 million related to earnings of periods prior to fiscal 2005. However, because we have determined that these adjustments are not material to the reported results, we have included the full amount in current year's earnings.

Minority Interests. For the six months ended February 28, 2005 we recorded minority interests charges related to the 30% minority interests in MediaWorks
(NZ) and the 43.6% minority interests in TEN Group of $51 and $5 million, respectively. The minority interests charge related to TEN Group increased by 11% as compared to the $46 million charge for the same period in fiscal 2004 as a result of TEN Group's increased net earnings. There was no minority interests charge related to CanWest MediaWorks (NZ) for the same period of fiscal 2004 because it was wholly owned to July 2004.

Net Earnings. Our net earnings for the six months ended February 28, 2005 were $59 million compared to a net loss of $332 million for the same period in fiscal 2004.

SEGMENTED RESULTS

Publishing and Online

- Revenue. Publishing and Online revenues for the six months were $615 million compared to revenues of $601 million in same period the previous year, an increase of 2%. Advertising revenues increased by 3% for the six months reflecting increased rates as well as increased volumes. While circulation numbers declined by 4%, circulation revenue remained constant as a result of increased revenue per copy. Circulation comprised approximately 20% of total revenues for the newspaper group for the first six months, a decline from 21% for the same period for the prior year.

- Operating expenses. Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $13 million, or 3%, to $475 million from $462 million. This reflected normal salary escalations, the increased cost of management compensation and increases in administrative costs. Newsprint ink and outside printing expenditures were 4% less in the six months ended February 28, 2005 than in the same period the prior year, reflecting a decrease in our cost of newsprint as well as reduced consumption.

- Segment operating profit. As a result of increased revenues and operating expenses, our Publishing and Online operating income remained constant for the six months ended February 28, 2005 compared to the same period last year.

Canadian Television

- Revenues. In total, revenues from our Canadian Television operating segment of $364 million were $12 million or 3% higher than the $352 million recorded in the same period in fiscal 2004. This reflected a 3% increase in advertising revenues as well as increases in subscription revenues from our specialty television operations.

      Our conventional television revenues for the first six months were 3% above the prior year as a result of increased advertising sales. This represents a small but significant turnaround from the results of the prior year where revenues for the year were 9% lower than in fiscal 2003. For the remainder of 2005, we expect a slight growth in revenues relative to the prior year, as our ratings continue to constrain our revenue growth.

      Revenues from our digital specialty channels increased by 54% to $7 million in the six months compared to the same period in fiscal 2004. This reflects increases in advertising and subscriber revenues as well as the effect of proportionately consolidating our 50% interest in Mystery, which was previously equity accounted. Our digital specialty channels achieved subscriber growth of 14% in the six month period, increasing total subscriptions to 8.5 million subscribers.

- Operating expenses. Operating expenses (including selling, general and administrative expenses) of $283 million at Canadian Television operations were $17 million, or 6%, higher than in the same period the prior year primarily the result of increased programming and promotion expenses and compensation cost increases associated with our management structure.

- Segment operating profit. Canadian television segment operating profit of $81 million for the six months was 6% less than the $86 million for the same period in fiscal 2004.

Australian Television

- Revenues. Segment revenues increased by 12% to $401 million for the six months ended February 28, 2005, from $357 million during the same period in the prior year. In local currency, revenues increased 15%, reflecting TEN's strong rating performance in a continuing strong television advertising environment.

- Operating expenses. Segment operating expenses increased 3% to $222 million for the six months ended February 28, 2005 compared to $215 million for the same period in fiscal 2004, reflecting increased programming costs.

- Segment operating profit. Segment operating profit increased by 26% to $179 million for the six months, compared to $142 million in the same period in fiscal 2004.

New Zealand Television

- Revenues. Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 13% to $59 million for the six months from $52 million for the same period in fiscal 2004. In local currency, revenues increased by 11%, reflecting improved audience share in a strong advertising environment. The strong New Zealand currency contributed an additional 2% on translation to Canadian dollars.

- Operating expenses. Operating expenses increased by 8% to $42 million, as a result of the 3% increase on translation of New Zealand dollars to Canadian dollars as well as programming expenses, which includes costs related to the development and start up of a new weeknight current affairs program - Campbell Live - and the re-launch of 3 News.

- Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $17 million, a $4 million or 30% increase from the results recorded in the same period in fiscal 2004.

Irish Television

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 11% to $20 million compared to the same period in fiscal 2004. Our share of TV3's segment operating profit increased by $1 million to $7 million as compared to the same period in fiscal 2004.

New Zealand Radio

CanWest RadioWorks continued its steady performance, increasing revenues and segment operating profit for the six months ended February 28, 2005. Revenue grew by 8% to $48 million from $44 million during the six months of the previous year, reflecting a 6% increase in revenue in local currency and an additional 2% increase as a result of currency translation. Segment operating profit grew by 7% to $16 million for the six months ended February 28, 2005 from $15 million for the same period the previous year.

Outdoor Advertising

Segment revenues increased by $16 million, or 43%, to $54 million for the six months ended February 28, 2005 from $38 million for the same period in fiscal 2004. This increase reflected 46% growth in revenue in local currency. Our segment operating profit from TEN's Outdoor Advertising operations increased by $6 million to $13 million as compared to the same period in fiscal 2004 driven by Eye Corp.'s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

RESTATED QUARTERLY FINANCIAL RESULTS

As a result of the adoption of AcG-15 effective September 1, 2004 we have consolidated the results of TEN Group on a retroactive basis. As a result, we have restated our quarterly financial results for the year ended August 31, 2004 as follows:

                                                                     FOR THE THREE MONTHS ENDED
                                               ---------------------------------------------------------------------------
                                               NOVEMBER 30,    FEBRUARY 29,       MAY 31,       AUGUST 31,
                                                   2003            2004            2004            2004           TOTAL
                                                   $000            $000            $000            $000            $000
Revenue                                           800,604         661,865         783,941         664,990       2,911,400
Operating expenses                                386,324         357,881         413,285         380,976       1,538,466
Selling, general and administrative               163,881         160,489         168,289         160,732         653,391
   expenses
Restructuring expenses                                  -               -               -           2,445           2,445
                                                  -------        --------         -------        --------        --------
Operating income before amortization              250,399         143,495         202,367         120,837         717,098
Amortization of intangibles                         4,538           4,550           4,552           4,542          18,182
Amortization of property, plant, equipment
   and other                                       23,734          24,069          25,227          20,482          93,512
                                                  -------        --------         -------        --------        --------
Operating income                                  222,127         114,876         172,588          95,813         605,404
Interest expense                                  (87,346)        (86,159)        (85,346)        (79,815)       (338,666)
Interest income                                     4,700           1,123             245           3,567           9,635
Amortization of deferred financing costs           (2,118)         (1,899)         (2,043)         (2,081)         (8,141)
Interest rate and foreign currency swap
   gains (losses)                                   1,320         (17,423)          7,004        (101,759)       (110,858)
Foreign exchange gains                              4,691             439          (1,362)         41,207          44,975
Loan impairment                                         -        (418,746)              -               -        (418,746)
Investment gains and losses net of                    249           1,452             354         113,746         115,801
   write-down
Dividend income                                     1,415               -           2,323               -           3,738
                                                  -------        --------         -------        --------        --------
                                                  145,038        (406,337)         93,763          70,678         (96,858)
Provision for (recovery of) income taxes           30,226          (2,680)         19,603          (9,390)         37,759
                                                  -------        --------         -------        --------        --------
Earnings before the following                     114,812        (403,657)         74,160          80,068        (134,617)
Minority interest                                 (31,254)        (14,345)        (16,691)        (18,057)        (80,347)
Interest in earnings (loss) of equity
   accounted affiliates                              (163)           (186)           (207)          3,285           2,729
Realized currency translation adjustments             500           2,626          (5,011)         (5,138)         (7,023)
                                                  -------        --------         -------        --------        --------
Net earnings (loss) for the period                 83,895        (415,562)         52,251          60,158        (219,258)
                                                  =======        ========         =======        ========        ========

Restated Quarterly Operating Segment Results

                                                     FOR THE THREE MONTHS ENDED
                                -----------------------------------------------------------------------
                                NOVEMBER 30,   FEBRUARY 29,      MAY 31,      AUGUST 31,
                                    2003           2004           2004           2004          TOTAL
                                    $000           $000           $000           $000          $000
REVENUE
Publishing and Online-Canada       315,101        286,302        311,419        280,807      1,193,629
Television
Canada                             191,252        160,977        207,483        130,590        690,302
Australia - Network TEN            212,960        144,106        188,766        175,415        721,247
New Zealand                         30,381         21,563         26,610         29,682        108,236
Ireland                              9,860          7,759          9,423          7,110         34,152
                                   -------        -------        -------        -------      ---------
Total Television                   444,453        334,405        432,282        342,797      1,553,937
                                   -------        -------        -------        -------      ---------

Radio - New Zealand                 21,358         23,108         20,833         21,418         86,717
Outdoor - Australia                 19,692         18,050         19,407         19,968         77,117
                                   -------        -------        -------        -------      ---------

Total                              800,604        661,865        783,941        664,990      2,911,400
                                   =======        =======        =======        =======      =========

SEGMENT OPERATING PROFIT
Publishing and Online-Canada        83,153         56,573         74,269         53,348        267,343
Television
Canada                              56,170         29,958         61,322            (20)       147,430
Australia - Network TEN             92,350         49,787         55,491         58,405        256,033
New Zealand                          9,861          3,052          4,748          5,630         23,291
Ireland                              3,724          2,162          2,993          1,712         10,591
                                   -------        -------        -------        -------      ---------
Total Television                   162,105         84,959        124,554         65,727        437,345
                                   -------        -------        -------        -------      ---------

Radio - New Zealand                  7,087          7,930          5,927          6,544         27,488
Outdoor - Australia                  4,367          2,257          3,737          4,116         14,477
Corporate and other                 (6,313)        (8,224)        (6,120)        (6,453)       (27,110)
                                   -------        -------        -------        -------      ---------
                                   250,399        143,495        202,367        123,282        719,543
Restructuring expenses                   -              -              -         (2,445)        (2,445)
                                   -------        -------        -------        -------      ---------

Total                              250,399        143,495        202,367        120,837        717,098
                                   =======        =======        =======        =======      =========

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For the remainder of 2005, our major non-operating cash requirements include expected capital expenditures of approximately $48 million, swap recouponing payments as discussed below in swap transactions, and repayment of $5 million in principal payments on long term debt due in the remainder of fiscal 2005. We expect to meet our cash needs for fiscal 2005 primarily through a combination of operating cash flow and cash on hand.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At February 28, 2005, we had cash on hand of $112 million, including $21 million of Ten Group cash and $5 million of CanWest MediaWorks (NZ) cash. We generated cash flows from operating activities of continuing operations of $177 million and $194 million for the three and six months ended February 28, 2005, respectively.

In addition to the above sources of liquidity, we had unused borrowing capacity under our credit facility of $301 million at February 28, 2005. TEN Group had unused borrowing capacity of A$495 million under its credit facilities.

Uses of Funds

Capital Expenditures

For the three and six months ended February 28, 2005 our capital expenditures were $21 million and $39 million respectively. In the remainder of fiscal 2005, we expect to make additional capital expenditures of approximately $48 million. This amount includes a $10 million investment in a new broadcast traffic and sales management system, $10 million for a new classified system to support our Canadian publishing operations, and approximately $9 million to support the growth of our online operations as well as expenditures for regular replacement.

Swap transactions

Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability of $600 million. In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were required to make recouponing payments of $137 million of which we recovered $40 million, resulting in a net recouponing payment of $97 million in the first half of fiscal 2005. $18 million of the net recouponing payments related to the overhanging swap for the six months ended February 28, 2005, and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

Debt

General

At February 28, 2005, we had total outstanding consolidated debt of $3,292 million compared to $3,234 million as at August 31, 2004. This included $743 million (August 31, 2004 - $778 million) advanced under our credit facility. Senior debt of our consolidated subsidiaries and TEN Group consisted of $408 million (August 31, 2004 - $361 million) of TEN Group debt, $165 million (August 31, 2004 - $173 million) of CanWest Media Works (NZ) debt and $17 million (August 31, 2004 - $22 million) in TV3 Ireland debt. In addition, we had $1,943 million (August 31, 2004 - $1,884 million) in unsecured and subordinated notes. During the six months ended February 28, 2005 we made net repayments of our senior credit facility of $35 million, funded primarily through the receipt of $99 million in cash distributions from TEN Group. TEN Group's debt increased by A$30 million, reflecting the payment of $99 million in distributions to us and $48 million to its other shareholders. Our subordinated debt increased by $40 million related to the refinancing of the 3815668 Canada Inc. 12 1/8% Junior Subordinated Notes as described below and $22 million as a result in interest paid in kind prior to the refinancing. For additional information concerning our indebtedness see note 8 to our audited consolidated financial statements for the year ended August 31, 2004 and note 5 to our interim consolidated financial statements for the six months ended February 28, 2005.

Refinancing of Junior Subordinated Notes

In November 2004, we successfully completed the refinancing of our 12 1/8% Fixed Rate Subordinated notes. These notes were issued to Hollinger as consideration for the purchase of our publishing operations in November 2000. Interest obligations under these notes to November 2005 were payable via the issuance of additional notes. The $904 million (including accrued interest to November 18, 2004) 12 1/8% notes due November 2010 were effectively settled through the issuance of $908 million (US$761 million) in senior subordinated notes due 2012. The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The premium recorded over the fair value of the notes will be amortized to income over the life of the notes resulting in reduced cash interest expense. This refinancing is expected to result in reduced cash interest expense of approximately $40 million per year. The new notes carry an interest rate coupon of 8%, which will be settled in cash on a semi-annual basis. We entered into cross currency interest rate swaps related to the new notes to pay floating rates which are currently approximately 7% on C$908 million.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

We have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps.

As of February 28, 2005, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.5%) and receive floating rates of interest (at an average rate of 2.6%) on a notional amount of $498 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 6.7% on a notional amount of $1,056 million and receive floating rates of 5.0% on a notional amount of US$682 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.0% on a notional amount of $1,861 million and an average fixed rate of 8.8% on a notional amount of US$1,386 million.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ), TV3 Ireland and TEN Group. As at February 28, 2005, our share of TV3 Ireland debt was $16.8 million ((euro)10.3 million). (euro)10 million of this debt was swapped to a fixed rate (at an average rate of 3.23%) and the remainder of the debt bears interest at a floating rate. As at February 28, 2005, CanWest MediaWorks (NZ) had $165.5 million (NZ $184.5 million) of debt. NZ $180 million of this debt was swapped to a fixed rate (at an average rate of 6.48% until 2006), and the remainder of the debt bears interest at a floating rate.

As at February 28, 2005, TEN Group had long term debt of $408.4 million (A $417.9 million). TEN Group has entered into pay floating "receive fixed" cross currency swap contracts at an average floating rate of 6.7% on a notional amount of A$210.1 million and "receive fixed" swap contracts on a notional amount of US$125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.72%) on a notional amount of A$250.0 million.

Based on the current swap contracts outstanding and the current level of variable rate debt, we estimate that a 1% increase in floating interest rates will increase annual interest expense by $12.7 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of February 28, 2005, our outstanding swap contracts were in an unrealized loss position of $437 million (including $57 million related to TEN Group).

Unrealized gains related to foreign exchange on U.S. dollar denominated debt amounted to $339 million as at February 28, 2005 (including $50 million related to TEN Group).

As of February 28, 2005, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $4.5 million deterioration in the mark to market value of all swaps, excluding TEN Group. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $2.5 million change in the mark to market value of the U.S. dollar to Canadian dollar cross currency swaps. A $0.001 change in the value of the Australian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $0.2 million change in the mark to market value of the U.S. dollar to Australian dollar cross currency swaps.

In addition to foreign exchange rate risk on foreign currency denominated debt, we are also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of our foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders' equity. We translate the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. We recognize deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. Our primary currency exposures are to variations in the Australian and New Zealand currencies relative to the Canadian dollar as a result of our investment in TEN Group and our New Zealand television and radio operations.

INDUSTRY RISKS AND UNCERTAINTIES

The Company's risks and uncertainties have not materially changed from those described in the Company's annual filings.

RELATED PARTY TRANSACTIONS

We have loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest Global Communications Corp. ("CanWest"), which are subject to measurement uncertainty. The recoverable amounts of the loans will depend upon the sales proceeds from the disposal. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004 CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we have established a provision of $419 million against these loans.

We made operating lease payments of $0.8 million and $1.6 million to CanWest and affiliated companies for the three and six months ended November 30, 2004, respectively (2004 - three months - $0.8 million, six months - $1.6 million). For the three and six months ended February 28, 2005, we acquired broadcast rights for television programs from Fireworks in the amount of $0.5 million and $0.5 million, respectively (2004 - three months - $1.7 million, six months - $3.3 million).

Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest, totaled $51.7 million (US$41.9 million) at February 28, 2005 (as at August 31, 2004 - $55.0 million (US$41.9 million)). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $1.5 million for the three months ended November 30, 2004 (2003 - $1.6 million).

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in note 11 of Notes to the Consolidated Financial Statements for the six months ended February 28, 2005 and February 29, 2004.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

                                   FOR THE THREE MONTHS ENDED    FOR THE SIX MONTHS ENDED
                                  FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,    FEBRUARY 29,
                                      2005           2004          2005            2004
                                      $000           $000          $000            $000
                                                  REVISED(1)                    REVISED(1)
Net earnings (loss)                  23,297       (415,562)        59,016        (331,667)
Amortization                         29,460         28,619         57,117          56,891
Interest and other financing
   expenses                          86,892        105,481        206,935         193,625

Investment gains, losses and
   interest and dividend income         653         (2,575)        (1,823)         (8,939)
Foreign exchange gains               (9,110)          (439)       (19,609)         (5,130)

Loss on debt extinguishment               -              -         43,992               -
Provision for (recovery of)
   income tax expense                  (716)        (2,680)        36,497          27,546

Interest in earnings of equity
   accounted affiliates and other      (596)           186         (1,047)            349
Minority interests                   17,968         14,345         56,375          45,599
Realized currency
   translation adjustments              848         (2,626)           848          (3,126)
Loan impairment                           -        418,746              -         418,746
                                    -------       --------        -------        --------
Operating income before
   amortization                     148,696        143,495        438,301         393,894
                                    =======       ========        =======        ========

(1) See note 1 to our interim consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2005
                              AND FEBRUARY 29, 2004

                                   (UNAUDITED)

[PRICEWATERHOUSECOOPERS LOGO]

                                                   PRICEWATERHOUSECOOPERS LLP
                                                   CHARTERED ACCOUNTANTS
                                                   One Lombard Place, Suite 2300
                                                   Winnipeg, Manitoba
                                                   Canada R3B 0X6
                                                   Telephone +1 (204) 926 2400
                                                   Facsimile +1 (204) 944 1020

April 7, 2005

TO THE AUDIT COMMITTEE OF CANWEST MEDIA INC.

In accordance with our engagement letter dated March 22, 2005, we have reviewed the accompanying interim consolidated balance sheet of CANWEST MEDIA INC. (the "Company") as at February 28, 2005 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and six months periods then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

[PRICEWATERHOUSECOOPERS LLP]

CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                       FOR THE THREE MONTHS ENDED    FOR THE SIX MONTHS ENDED
                                                      ---------------------------   ---------------------------
                                                      FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 29,
                                                         2005           2004            2005          2004
                                                                       REVISED                       REVISED
                                                                       (NOTE 1)                      (NOTE 1)
Revenue                                                  688,653        661,865      1,561,283      1,462,469
Operating expenses                                       368,242        357,881        778,166        744,205
Selling, general and administrative expenses             171,715        160,489        344,816        324,370
                                                         -------       --------      ---------      ---------
                                                         148,696        143,495        438,301        393,894
Amortization of intangibles                                4,958          4,550          9,897          9,088
Amortization of property, plant and equipment
                                                          23,184         22,985         44,723         45,414
Other amortization                                         1,318          1,084          2,497          2,389
                                                         -------       --------      ---------      ---------
Operating income                                         119,236        114,876        381,184        337,003
Interest expense                                         (61,164)       (86,159)      (134,408)      (173,505)
Interest income                                            1,036          1,123          1,877          5,823
Amortization of deferred financing costs                  (3,120)        (1,899)        (5,321)        (4,017)
Interest rate and foreign currency swap losses           (22,608)       (17,423)       (67,206)       (16,103)
Foreign exchange gains                                     9,110            439         19,609          5,130
Loan impairment                                                -       (418,746)             -       (418,746)
Investment gains, losses and write-downs (note 6)         (1,689)         1,452            (54)         1,701
Loss on debt extinguishment (note 5)                           -              -        (43,992)             -
Dividend income                                                -              -              -          1,415
                                                         -------       --------      ---------      ---------
                                                          40,801       (406,337)       151,689       (261,299)
Provision for (recovery for) income taxes (note 4)          (716)        (2,680)        36,497         27,546
                                                         -------       --------      ---------      ---------
Earnings (loss) before the following                      41,517       (403,657)       115,192       (288,845)
Minority interests                                       (17,968)       (14,345)       (56,375)       (45,599)
Interest in earnings (loss) of equity accounted
    affiliates                                               596           (186)         1,047           (349)
Realized currency translation adjustments                   (848)         2,626           (848)         3,126
                                                         -------       --------      ---------      ---------
NET EARNINGS (LOSS) FOR THE PERIOD                        23,297       (415,562)        59,016       (331,667)
                                                         =======       ========      =========      =========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                           AS AT
                                                                           AS AT         AUGUST 31,
                                                                        FEBRUARY 28,       2004
                                                                            2005      REVISED (NOTE 1)
ASSETS
CURRENT ASSETS
Cash                                                                       112,735          93,958
Accounts receivable                                                        499,126         487,536
Inventory                                                                   12,131          13,449
Investment in film and television programs                                 262,664         194,099
Future income taxes                                                          6,795           6,166
Other assets                                                                33,345          22,574
                                                                         ---------       ---------
                                                                           926,796         817,782
Other investments                                                           23,184          26,828
Investment in film and television programs                                  42,143          35,157
Due from parent and affiliated companies                                   131,375         135,172
Property, plant and equipment                                              693,552         694,633
Future income taxes                                                              -           5,580
Other assets                                                               147,595          90,199
Intangible assets                                                        1,188,399       1,182,145
Goodwill                                                                 2,484,142       2,465,248
                                                                         ---------       ---------
                                                                         5,637,186       5,452,744
                                                                         =========       =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                           129,475         153,591
Accrued liabilities (note 3)                                               262,174         240,021
Income taxes payable                                                        23,755          20,153
Film and television program accounts payable                               118,001          65,270
Deferred revenue                                                            35,439          34,218
Future income taxes                                                          6,072           6,072
Current portion of long term debt                                           26,261          33,204
                                                                         ---------       ---------
                                                                           601,177         552,529
Long term debt and related foreign currency swap liability (note 5)      3,265,494       3,201,051
Interest rate and foreign currency swap liability                          136,371         120,341
Other accrued liabilities                                                  101,574         110,672
Future income taxes                                                        116,325         136,123
Minority interests                                                          95,607          77,456
                                                                         ---------       ---------
                                                                         4,316,548       4,198,172
                                                                         ---------       ---------
Contingencies (note 9)

SHAREHOLDER'S EQUITY
Capital stock                                                              438,838         438,838
Contributed surplus                                                        132,953         132,953
Retained earnings                                                          749,969         690,953
Cumulative foreign currency translation adjustments                         (1,122)         (8,172)
                                                                         ---------       ---------
                                                                         1,320,638       1,254,572
                                                                         ---------       ---------
                                                                         5,637,186       5,452,744
                                                                         =========       =========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                          FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                          ---------------------------   ---------------------------
                                          FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 29,
                                             2005            2004          2005           2004
                                                            REVISED                      REVISED
                                                           (NOTE 1)                      (NOTE 1)
Retained earnings - beginning of year,
  as revised                                726,672         994,106        690,953        910,211

Net earnings (loss) for the period           23,297        (415,562)        59,016       (331,667)
                                            -------        --------        -------       --------

Retained earnings - end of period           749,969         578,544        749,969        578,544
                                            =======        ========        =======       ========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                       FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                       ---------------------------   ---------------------------
                                                       FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 29,
                                                           2005           2004           2005           2004
                                                                        REVISED                       REVISED
                                                                        (NOTE 1)                      (NOTE 1)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period                        23,297       (415,562)        59,016       (331,667)
Items not affecting cash
    Amortization                                          32,580         30,518         62,438         60,908
    Non-cash interest expense                              2,915         23,172         26,523         46,534
    Future income taxes                                   (3,577)       (13,098)       (16,924)            66
    Realized currency translation adjustments                848         (2,626)           848         (3,126)
    Interest rate and foreign currency swap losses
       net of settlements                                 16,869         17,423         17,322         16,103
    Loss on debt extinguishment                                -              -         43,992              -
    Loan impairment                                                     418,746                       418,746
    Investment gains, losses and write-downs               1,689         (1,452)            54         (1,701)
    Amortization and write-down of film and
       television programs                                 2,326          1,199          5,310          1,199
    Pension expense                                        3,186          2,670          5,967          4,495
    Minority interests                                    17,968         14,345         56,375         45,599
    Other                                                  2,115         (4,970)        (2,447)        (4,373)
Investment in film and television programs                  (923)        (4,098)        (4,178)       (14,077)
                                                        --------       --------       --------       --------
                                                          99,293         66,267        254,296        238,706
Changes in non-cash operating accounts                    77,689         49,179        (60,485)       (80,904)
                                                        --------       --------       --------       --------
Cash flows from operating activities                     176,982        115,446        193,811        157,802
                                                        --------       --------       --------       --------
INVESTING ACTIVITIES
Other investments                                            209            (22)           292           (126)
Investment in broadcast licences                          (1,543)        (5,813)        (1,543)        (5,813)
Acquisition                                                    -              -        (12,493)             -
Proceeds from sales of other investments                       -            168          2,171            168
Proceeds from sale of property, plant and
  equipment                                                2,983          7,426          3,383          7,426
Purchase of property, plant and equipment                (21,128)       (16,820)       (39,137)       (29,806)
Advances to parent and affiliated companies                 (105)       (19,690)         1,682        (35,133)
                                                        --------       --------       --------       --------
                                                         (19,584)       (34,751)       (45,645)       (63,284)
                                                        --------       --------       --------       --------
FINANCING ACTIVITIES
Issuance of long term debt                                 9,828        291,785        245,415        291,785
Repayment of long term debt                             (101,390)      (249,766)      (270,757)      (352,036)
Swap recouponing (payments) receipts                      35,953        (16,774)       (62,549)       (27,957)
Issuance of share capital of TEN Group                     3,852         11,016          5,317         12,957
Payment of dividends to minority interests               (47,757)       (60,446)       (47,757)       (60,446)
                                                        --------       --------       --------       --------
                                                         (99,514)       (24,185)      (130,331)      (135,697)
                                                        --------       --------       --------       --------
Foreign exchange gain on cash denominated
  in foreign currencies                                      780          1,844            942          2,675
                                                        --------       --------       --------       --------
NET CHANGE IN CASH                                        58,664         58,354         18,777        (38,504)
CASH - BEGINNING OF PERIOD                                54,071         37,527         93,958        134,385
                                                        --------       --------       --------       --------
CASH - END OF PERIOD                                     112,735         95,881        112,735         95,881
                                                        ========       ========       ========       ========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2005 AND FEBRUARY 29, 2004
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.    SIGNIFICANT ACCOUNTING POLICIES

      On November 18, 2004, 3815668 Canada Inc. amalgamated with its wholly-owned subsidiary CanWest Media Inc. (the "Company") and was renamed CanWest Media Inc. CanWest Media Inc. and its two predecessor companies are wholly-owned subsidiaries of CanWest Global Communications Corp. ("CanWest"). This transaction has been accounted for on a "continuity of interests" basis. These financial statements reflect the consolidated financial position and consolidated results of operations of 3815668 Canada Inc. for all periods prior to November 18, 2004.

      The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, production and distribution of film and television programming and Internet websites in Canada, Australia, New Zealand and Ireland. The Company's operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television Broadcast segment includes the Company's interest in TEN Group Pty Limited ("TEN Group"), which owns and operates Australia's TEN Television Network ("Network TEN"). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited's 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ Limited's RadioWorks operation. The Irish Television Broadcast segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor Advertising segment includes the Company's interest in EyeCorp, an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations.

      The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

      A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

      BASIS OF PRESENTATION

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except as indicated below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 11.

      SHARE-BASED COMPENSATION

      The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based compensation and other stock-based payments", prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $1.8 million (2004 - $0.6 million) and credited contributed surplus related to stock options granted by CanWest to the employees of the Company. The fair value of the options granted during the six months ended February 28, 2005, was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2004 - nil), an expected volatility of 42% (2004 - 52%), risk free interest rates of 4.2% (2004 - 4.5% to 4.9%) and an expected life of 7 years (2004 - 7 to 9 years).

      The total fair value of 1,177,500 stock options (2004 - 510,500) that were granted by the Company during the six months ended February 28, 2005, was $6.3 million (2004 - $3.9 million), a weighted average fair value per option of $5.35 (2004 - $7.64). During the first six months, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the six months ended February 28, 2005, the Company recorded compensation expense of $0.3 million related to these shares.

      The following are proforma results reflecting the fair value based method of accounting for share-based compensation for options issued prior to September 1, 2003.

      The proforma cost of share compensation expense for the three and six months ended February 28, 2005, would be $0.3 million and $0.6 million respectively (2004 - $0.4 million and $0.8 million). A value of $2.2 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings (loss) for the three months ended February 28, 2005, would be $23.0 million, (2004 - ($416.0) million), and six months ended February 28, 2005, would be $58.4 million (2004 - ($332.5) million).

      The Company's proforma disclosure does not apply to awards prior to 1996.

      CHANGES IN ACCOUNTING POLICIES

      REPORTING CIRCULATION REVENUE ON A GROSS BASIS

      During the year ended August 31, 2004, the Company retroactively adopted the provisions of the Emerging Issues Committee of the CICA, EIC - 123, "Reporting Revenue Gross as a Principal versus Net as an Agent" which was effective September 1, 2002. Accordingly, circulation revenues are reported on a gross basis. Previously the Company reported circulation revenue net of certain of its distribution contract costs. As a result of the adoption the Company has retroactively revised its results. The impact of the revision was to increase sales and operating expenses by $11.3 million and $22.9 million for the three and six months ended February 29, 2004 respectively. There was no impact on net earnings.

      CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      Effective September 1, 2004, the Company has adopted the provisions of The Accounting Standards Board of the Institute of Chartered Accountants of Canada, AcG-15, Consolidation of Variable Interest Entities. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15 the Company has consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, the Company accounted for its investment in TEN Group using the equity method. As at February 28, 2005, the Company holds a 56.4% economic interest in TEN Group (56.6% at August 31, 2004). The interest held by the 43.6% minority is classified in minority interests.

      PROPOSED ACCOUNTING POLICIES

      The Accounting Standards Board of the Institute of Chartered Accountants of Canada has concurrently issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which must be applied by the Company for fiscal years beginning on or after October 1, 2006. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

      In December 2004, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123 (Revised 2004) is applicable as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently considering the impact of the adoption of this standard.

CONSOLIDATED BALANCE SHEETS

The following is a reconciliation of the Company's consolidated balance sheets reflecting the impact of the adoption of AcG-15.

AS AT AUGUST 31, 2004

                                               AS PREVIOUSLY         EFFECT OF THE
                                                  REPORTED         ADOPTION OF ACG-15        AS REVISED
ASSETS
CURRENT ASSETS
Cash                                                 77,335                16,623                93,958
Accounts receivable                                 361,085               126,451               487,536
Distributions receivable from TEN Group              36,567               (36,567)                    -
Inventory                                            13,449                     -                13,449
Investment in film and television programs           71,601               122,498               194,099
Future income taxes                                   6,166                     -                 6,166
Other assets                                         18,853                 3,721                22,574
                                                  ---------               -------             ---------
                                                    585,056               232,726               817,782
Investment in TEN Group                              39,929               (39,929)                    -
Other investments                                    12,024                14,804                26,828
Investment in film and television programs           33,467                 1,690                35,157
Due from parent and affiliated companies            135,172                     -               135,172
Property, plant and equipment                       618,042                76,591               694,633
Future income taxes                                       -                 5,580                 5,580
Other assets                                         86,259                 3,940                90,199
Intangible assets                                   928,787               253,358             1,182,145
Goodwill                                          2,373,442                91,806             2,465,248
                                                  ---------               -------             ---------
                                                  4,812,178               640,566             5,452,744
                                                  =========               =======             =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                     62,363                91,228               153,591
Accrued liabilities                                 196,323                43,698               240,021
Income taxes payable                                 10,431                 9,722                20,153
Film and television program accounts
  payable                                            27,966                37,304                65,270
Deferred revenue                                     31,959                 2,259                34,218
Future income taxes                                   6,072                     -                 6,072
Current portion of long term debt                    31,712                 1,492                33,204
                                                  ---------               -------             ---------
                                                    366,826               185,703               552,529
Long term debt and related foreign
  currency swap liability                         2,840,591               360,460             3,201,051
Interest rate and foreign currency swap
  liability                                         120,341                     -               120,341
Other accrued liabilities                            77,583                33,089               110,672
Future income taxes                                 136,123                     -               136,123
Minority interests                                   16,142                61,314                77,456
                                                  ---------               -------             ---------
                                                  3,557,606               640,566             4,198,172
                                                  ---------               -------             ---------
SHAREHOLDER'S EQUITY
Capital stock                                       438,838                     -               438,838
Contributed surplus                                 132,953                     -               132,953
Retained earnings                                   690,953                     -               690,953
Cumulative foreign currency translation
  adjustments                                        (8,172)                    -                (8,172)
                                                  ---------               -------             ---------
                                                  1,254,572                     -             1,254,572
                                                  ---------               -------             ---------
                                                  4,812,178               640,566             5,452,744
                                                  =========               =======             =========

The following supplemental note disclosure relates to the effect that the consolidation of TEN Group has on certain balances as of and for the year ended August 31, 2004.

INVESTMENT IN FILM AND TELEVISION PROGRAM RIGHTS

                          AS AT AUGUST 31, 2004
                         -----------------------
                         CURRENT       LONG TERM
Broadcast rights         122,003         1,690
Other                        495             -
                         -------         -----
                         122,498         1,690
                         =======         =====

PROPERTY, PLANT AND EQUIPMENT

                                            AS AT AUGUST 31, 2004
                                     -----------------------------------
                                                 ACCUMULATED
                                      COST      AMORTIZATION       NET
Land                                   4,834             -         4,834
Buildings                              9,065        (2,105)        6,960
Leasehold improvements                 4,931          (935)        3,996
Plant and equipment                  173,074      (114,057)       59,017
Plant and equipment under lease        6,351        (4,567)        1,784
                                     -------      --------        ------
                                     198,255      (121,664)       76,591
                                     =======      ========        ======

INTANGIBLE ASSETS

                                            AS AT AUGUST 31, 2004
                                     -----------------------------------
                                                ACCUMULATED
                                      COST      AMORTIZATION       NET
Finite Life:
  Site licences                       27,485         2,445        25,040
Indefinite Life:
  Broadcast licences                 228,318             -       228,318
                                     -------         -----       -------
                                     255,803         2,445       253,358
                                     =======         =====       =======

Site licences represent outdoor site leases. These licences are amortized on a straight line basis over the term of the leases (approximately 20 to 40 years).

GOODWILL

As at August 31, 2004 goodwill of $54 million relates to the Australia - Outdoor advertising segment, and $38 million relates to the Australia Network TEN segment. There were no changes in the goodwill balances in the year ended August 31, 2004.

LONG TERM DEBT

                                     AS AT AUGUST 31,
                                           2004
Unsecured Bank Loan (1)                  163,048
Senior unsecured notes (2)               164,585
Other                                      3,169
                                         -------
                                         330,802
Effect of foreign currency swap           31,150
                                         -------
Total long term debt                     361,952
Less portion due within one year           1,492
                                         -------
Long term portion                        360,460
                                         =======

(1) Credit facility provides for a maximum of $652 million (A$700 million) in advances. At August 31, 2004 the TEN group had drawn A$175 million against this facility leaving an availability of A$525 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of A$250 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The effective interest rate of this debt is approximately 5.7%.

(2) The US$125 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807. The effective interest rate of this debt is approximately 6.4%.

COMMITMENTS

As at August 31, 2004 the TEN Group had the following commitments:

YEAR ENDED AUGUST 31,        2005         2006         2007         2008          2009    THEREAFTER
Capital expenditures         2,735          464            -            -             -           -
Program expenditures        57,773       28,391       40,205       16,528         6,947           -
Leases                      35,254       28,649       22,341       15,174         7,042      39,108
                            ------       ------       ------       ------        ------      ------
Total                       95,762       57,504       62,546       31,702        13,989      39,108
                            ======       ======       ======       ======        ======      ======

2.    ACQUISITIONS

      In September 2004, TEN Group acquired the remaining interest in Eye Shop not already owned for cash consideration of $12.5 million (A$13.4 million). The company's principal activity is the sale of advertising space in shopping centres. A summary of the fair value of assets acquired follows:

Current assets                                                   4,059
Property, plant and equipment                                    5,071
Goodwill                                                         8,152
                                                                ------
Total assets                                                    17,282
                                                                ------
Current liabilities                                              1,223
                                                                ------
Total liabilities                                                1,223
                                                                ------
                                                                16,059
                                                                ======
Consideration:
Cash                                                            12,493
Carrying value of Eye Shop at date of acquisition                3,566
                                                                ------
                                                                16,059
                                                                ======

      This purchase equation is preliminary and may be adjusted.

3.    RESTRUCTURING ACCRUALS

      For the period ended February 28, 2005, expenditures charged to the restructuring accruals were $3 million. The balance of the restructuring accruals is expected to be substantially disbursed by August 31, 2005.

                                         LEASE/
                                       CONTRACT
                           SEVERANCE  TERMINATION  INTEGRATION   OTHER   TOTAL
Balance August 31, 2004      5,018        159          250        999     6,426
Expenditures                (2,458)       (99)           -          -    (2,557)
                            ------        ---          ---        ---    ------
Balance February 28, 2005    2,560         60          250        999     3,869
                            ======        ===          ===        ===    ======

4.    INCOME TAXES

      The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                       FOR THE THREE MONTHS ENDED       FOR THE SIX MONTHS ENDED
                                                     -----------------------------    -----------------------------
                                                      FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,     FEBRUARY 29,
                                                          2005            2004            2005             2004
                                                                        REVISED                          REVISED
                                                                        (NOTE 1)                         (NOTE 1)
Income taxes at combined Canadian statutory
  rate of 35.20% (2004 - 35.59%)                         14,362         (144,628)       53,395           (92,996)
Non-taxable portion of capital (gains) and losses           241                -         1,600                 -
Effect of valuation allowance on future tax assets          243          151,232         1,527           151,232
Effect of foreign income tax rates differing from
  Canadian income tax rates                              (3,243)          (8,390)      (11,457)          (23,924)
Tax costs of exchange note offer                            (80)               -         5,697                 -
Change in expected future tax rates                        (194)               -        (4,338)                -
Large corporations tax                                      491              800         1,435             1,600
Effect of change in tax rates                                 -                -             -             4,246
Effect of resolved uncertain tax positions and tax
  disputes                                               (4,899)               -        (4,899)           (7,000)
Non-deductible expenses and withholding taxes               629            1,081         1,338             3,589
Prior period temporary differences not previously
  tax effected                                           (6,989)(1)            -        (6,989)(1)             -
Utilization of loss carry forwards not previously
  tax effected                                                -           (1,797)            -            (7,386)
Other                                                    (1,277)            (978)         (812)           (1,815)
                                                         ------           ------        ------            ------
Provision for (recovery of) income taxes                   (716)          (2,680)       36,497            27,546
                                                         ======           ======        ======            ======

(1)The provision for income taxes for the three and six months ended February 28, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $7.0 million ($6.2 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the reported results, accordingly, the adjustments have been included in the current year's earnings.

5.    LONG TERM DEBT

      On November 18, 2004, the Company completed an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12 1/8% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes received US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company completed a concurrent offer of notes, proceeds of which were used to retire the 12 1/8% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions replaced the Company's existing $903.6 million 12 1/8% junior subordinated notes (including accrued interest to November 18, 2004) with new $908.1 million (US$761.1 million) 8% senior subordinated notes.

      The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million, was charged to earnings as a loss on debt extinguishment.

      The Company has entered into a US$761.1 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

      Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability. There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $97.0 million in the six months ended February 28, 2005 (2004 - $28.0 million), $34.5 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

6.    INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

      The Company has recorded the following investment gains and losses.

                               FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                               ---------------------------   ---------------------------
                               FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 29,
                                   2005           2004           2005           2004
Gain on sale of investments             -              -          2,171              -
Dilution gain - TEN Group             557          1,452            733          1,701
Other                              (2,246)             -         (2,958)             -
                                   ------          -----         ------          -----
                                   (1,689)         1,452            (54)         1,701
                                   ======          =====         ======          =====

7.    RELATED PARTY TRANSACTIONS

      Due from parent and affiliated companies consist of the following:

                                                        AS AT          AS AT
                                                    FEBRUARY 28,     AUGUST 31,
                                                        2005            2004
Due from parent, CanWest - non-interest bearing         76,183          79,460
Due from various affiliated companies
  CanWest Entertainment Inc. - non-interest
  Bearing                                               60,701          60,637
Fireworks Entertainment Inc. - non-interest
  bearing                                              413,237         413,821
Provision for loan impairment                         (418,746)       (418,746)
                                                      --------        --------
Due from parent and affiliated companies               131,375         135,172
                                                      ========        ========

      These advances have no fixed repayment terms.

      The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the amount of $473.9 million. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004 CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $419 million against these loans.

      The Company made operating lease payments of $1.6 million to CanWest and affiliated companies for the six months ended February 28, 2005 (2004 - $1.6 million). For the six months ended February 28, 2005, the Company acquired broadcast rights for television programs from Fireworks in the amount of $0.5 million (2004 - $3.3 million).

      Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest, totaled $51.7 million (US$41.9 million) at February 28, 2005 (August 31, 2004 - $55.0 million (US$41.9 million)). This debt matures on May 15, 2011 and bears interest at 10.625%. For the six months ended February 28, 2005, interest expense related to this debt totaled $3.0 million (2004 - $3.2 million).

8.    EMPLOYEE BENEFIT PLANS

      The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for our plans is June 30 of each year. Information regarding the components of net periodic benefit cost for our defined benefit plans is presented below:

                                                               POST RETIREMENT                                     POST RETIREMENT
                                     PENSION BENEFITS              BENEFITS             PENSION BENEFITS               BENEFITS
                                           FOR THE THREE MONTHS ENDED                           FOR THE SIX MONTHS ENDED
                                  FEBRUARY     FEBRUARY     FEBRUARY     FEBRUARY    FEBRUARY     FEBRUARY     FEBRUARY     FEBRUARY
                                     28,          29,          28,          29,         28,          29,          28,          29,
                                    2005         2004         2005         2004        2005         2004         2005         2004
Current service cost                4,443        4,254          333          315       8,886        8,506          665          630
Employee contributions             (1,540)      (1,515)           -            -      (3,080)      (3,029)           -            -
Accrued interest on benefits        6,108        5,610          587          583      12,215       11,219        1,173        1,167
Expected return on plan
   assets                          (5,056)      (4,585)           -            -     (10,111)      (9,169)           -            -
Amortization of transitional
   obligation                         148          147            -            -         295          295            -            -
Amortization of past service
   costs                              301          301           34           76         603          603           68          153
Amortization of net actuarial
   loss (gain)                        757          839          (14)          34       1,514        1,678          (27)          68
Changes in valuation
   allowance                          (18)         (21)           -            -         (35)         (42)           -            -
                                   ------       ------          ---        -----     -------       ------        -----        -----
Total pension and post
   retirement benefit expense       5,143        5,030          940        1,008      10,287       10,061        1,879        2,018
                                   ======       ======          ===        =====     =======       ======        =====        =====

9.    CONTINGENCIES

      (a) On December 17, 2003, the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. In August 2004, the Company obtained a summary judgment in respect of its claim against Hollinger for $22.5 million of this claim plus interest. A payment of $26.5 million was received in November 2004 in satisfaction of this claim. The Company has also requested arbitration related to a further $83.2 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership. Hollinger International disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome of this arbitration is not determinable.

      (b) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba, which was substantially the same as the previous claim, seeking damages of $405 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

      (c) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

10.   SEGMENTED INFORMATION

         The Company operates primarily within the publishing, online, broadcasting and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

         Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. The 2004 results have been restated to reflect the consolidation of TEN Group in accordance with AcG-15 (see note 1). Segmented information in Canadian dollars is as follows:

                                 REVENUE            SEGMENT OPERATING PROFIT         REVENUE (1)         SEGMENT OPERATING PROFIT
                          ----------------------    ------------------------   ----------------------    ------------------------
                                     FOR THE THREE MONTHS ENDED                                FOR THE SIX MONTHS ENDED
                          --------------------------------------------------   --------------------------------------------------
                          FEBRUARY      FEBRUARY     FEBRUARY      FEBRUARY     FEBRUARY     FEBRUARY      FEBRUARY     FEBRUARY
                             28,           29,          28,           29,         28,          29,            28,          29,
                            2005          2004         2005          2004        2005         2004           2005         2004
Publishing and
  Online-Canada            289,467      286,302       54,930        56,573       615,226      601,403      140,300       139,726
                           -------      -------      -------       -------     ---------    ---------      -------       -------
Television
Canada                     163,718      160,977       25,671        29,958       363,999      352,229       81,163        86,128
Australia-Network TEN      154,573      144,106       58,773        49,787       401,424      357,066      178,965       142,137
New Zealand                 23,104       21,563        2,119         3,052        58,855       51,944       16,796        12,913
Ireland                      8,461        7,759        2,284         2,162        19,782       17,619        7,254         5,886
                           -------      -------      -------       -------     ---------    ---------      -------       -------
Total television           349,856      334,405       88,847        84,959       844,060      778,858      284,178       247,064
Radio - New Zealand         24,412       23,108        8,110         7,930        48,175       44,466       15,995        15,017
Outdoor - Australia         24,918       18,050        4,904         2,257        53,822       37,742       12,697         6,624
Corporate and other              -            -       (8,095)       (8,224)            -            -      (14,869)      (14,537)
                           -------      -------      -------       -------     ---------    ---------      -------       -------
Total operating
  segments                 688,653      661,865      148,696       143,495     1,561,283    1,462,469      438,301       393,894
                           =======      =======      =======       =======     =========    =========      =======       =======

(1) Represents revenue from third parties. In addition the following segments recorded intercompany revenues in the six months ended February 28, 2005:
Canadian Television - $0.4 million (2004 - $0.4 million), Publishing and Online
- Canada - $0.6 million (2004 - nil).

The following table reconciles segment operating profit to net earnings (loss):

                                                    FOR THE THREE MONTHS ENDED    FOR THE SIX MONTHS ENDED
                                                   ---------------------------   ---------------------------
                                                   FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 29,
                                                       2005           2004           2005           2004
Segment operating profit                              148,696        143,495        438,301        393,894
Amortization of intangibles                             4,958          4,550          9,897          9,088
Amortization of property, plant and equipment          23,184         22,985         44,723         45,414
Other amortization                                      1,318          1,084          2,497          2,389
                                                      -------       --------       --------       --------
Operating income                                      119,236        114,876        381,184        337,003
Interest expense                                      (61,164)       (86,159)      (134,408)      (173,505)
Interest income                                         1,036          1,123          1,877          5,823
Amortization of deferred financing costs               (3,120)        (1,899)        (5,321)        (4,017)
Interest rate and foreign currency swap losses        (22,608)       (17,423)       (67,206)       (16,103)
Foreign exchange gains                                  9,110            439         19,609          5,130
Loan impairment                                             -       (418,746)             -       (418,746)
Investment gains, losses and write-downs               (1,689)         1,452            (54)         1,701
Loss on debt extinguishment                                 -              -        (43,992)             -
Dividend income                                             -              -              -          1,415
                                                      -------       --------       --------       --------
                                                       40,801       (406,337)       151,689       (261,299)
Provision for (recovery of) income taxes                 (716)        (2,680)        36,497         27,546
                                                      -------       --------       --------       --------
Earnings before the following                          41,517       (403,657)       115,192       (288,845)
Minority interests                                    (17,968)       (14,345)       (56,375)       (45,599)
Interest in earnings (loss) of equity accounted           596           (186)         1,047           (349)
  affiliates
Realized currency translation adjustments                (848)         2,626           (848)         3,126
                                                      -------       --------       --------       --------
Net earnings (loss) for the period                     23,297       (415,562)        59,016       (331,667)
                                                      =======       ========       ========       ========

11.   UNITED STATES ACCOUNTING PRINCIPLES

      These interim financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the company are disclosed in the annual financial statements.

      RECONCILIATION TO US GAAP

      CONSOLIDATED STATEMENTS OF EARNINGS

      The following is a reconciliation of net earnings (loss) reflecting the differences between Canadian and U.S. GAAP:

                                                                             FOR THE SIX MONTHS ENDED
                                                                         -------------------------------
                                                                         FEBRUARY 28,    FEBRUARY 29,
                                                                            2005             2004
                                                                                        REVISED (NOTE 1)
Net earnings in accordance with Canadian GAAP                                59,016        (331,667)
Pre-operating costs incurred net of tax of $289 (2004 - $268)                  (515)         (1,097)
Amortization of pre-operating costs net of tax of $378 (2004 - $454)
                                                                                673             199
Realization of cumulative translation adjustments net
     of tax of nil                                                              848          (3,126)
Programming costs imposed by regulatory requirement
     net of tax of $1,178 (2004 - $632)                                      (2,093)         (2,443)
Pension valuation allowances net of tax of $13 (2004 - $15)                     (22)            (27)
Gain (loss) on interest rate and cross currency swaps
     and translation of foreign denominated debt net of
     tax of $34,784 (2004 - $11,236)                                          7,481          10,107
Settlement of acquired tax contingencies net of tax of nil                        -          (7,000)
                                                                             ------        --------
Net earnings (loss) for the period in accordance with
     U.S. GAAP                                                               65,388        (335,054)
                                                                             ======        ========

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

      Comprehensive income (loss) - current periods

                                                                              2005           2004
Net earnings (loss) in accordance with U.S. GAAP                             65,388        (335,054)
                                                                             ------        --------
Unrealized foreign currency translation gain                                  6,202          42,650
Unrealized gains on securities available for sale net of tax of nil               -          51,212
Transition adjustment on swaps net of tax of $88 (2004 - $88)                   158             158
                                                                             ------        --------
                                                                              6,360          94,020
                                                                             ------        --------
Comprehensive income (loss)                                                  71,748        (241,034)
                                                                             ======        ========

Comprehensive income (loss) - accumulated balances

                                                               UNREALIZED
                                                 FOREIGN          GAINS       TRANSITION
                                                 CURRENCY      (LOSSES) ON  ADJUSTMENT ON
                                                TRANSLATION     SECURITIES      SWAPS           TOTAL
Accumulated other comprehensive income
  (loss) - August 31, 2003                        (33,001)        16,834         (2,230)       (18,397)
Change during the year                             14,795        (16,834)           313         (1,726)
                                                  -------        -------         ------        -------
Accumulated other comprehensive income
  (loss) - August 31, 2004                        (18,206)             -         (1,917)       (20,123)
Change during the six months ended
   February 28, 2005                                6,202              -            158          6,360
                                                  -------        -------         ------        -------
Accumulated other comprehensive income
  (loss) - February 28, 2005                      (12,004)             -         (1,759)       (13,763)
                                                  =======        =======         ======        =======

A reconciliation of shareholder's equity reflecting the differences between Canadian and U.S. GAAP is set out below

                                                                            AS AT             AS AT
                                                                         FEBRUARY 28,      AUGUST 31,
                                                                             2005             2004
Shareholder's equity in accordance with Canadian GAAP                      1,320,638        1,254,572
Pre-operating costs incurred, net of tax of $2,239 (2004 - $2,328)            (4,012)          (4,170)
Goodwill adjustment related to retroactive equity accounting
   of WIC upon regulatory approval net of tax of nil                          38,503           38,503
Goodwill adjustment related to programming costs incurred net of tax
    of $7,867 (2004 - $6,689)                                                (14,083)         (11,990)
Goodwill adjustment related to integration costs of CanWest
    Publications net of tax of $936                                           (1,663)          (1,663)
Amortization of goodwill related to future programming costs imposed
    by regulatory requirement on business combination net of tax of nil          938              938
Costs to develop intangible assets expensed net of tax of $860                (1,465)          (1,465)
Pension valuation allowance net of tax of $253 (2004 - $266)                     434              456
Goodwill adjustment related to resolution of acquired tax contingencies       (7,000)          (7,000)
Adjustment related to treatment of accounting policy change net of tax
    of nil                                                                   160,500          160,500
Adjustment to reflect losses on interest rate and cross-currency
   swaps net of tax of $72,092 (2004 - $37,308)                              (20,820)         (28,301)
Transition adjustment on interest rate swaps, net of tax of $1,053
   (2004 - $1,141)                                                            (1,759)          (1,917)
                                                                           ---------        ---------
Shareholder's equity in accordance with U.S. GAAP                          1,470,211        1,398,463
                                                                           =========        =========

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CANWEST MEDIA INC.

Date: April 29, 2005                        By:  /s/ JOHN E. MAGUIRE
                                                 -------------------------------
                                                 John E. Maguire
                                                 Chief Financial Officer